Brighthouse Investment Advisers, LLC

11225 North Community House Road

Charlotte, North Carolina 28277

brighthousefinancial.com

December 18, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee, Esq. and Jeff Long

Re:	Brighthouse Funds Trust I (Registration No. 333-283408)

Dear Ms. Vroman-Lee and Mr. Long:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 12, 2024 regarding the above-referenced registration statement on Form N-14 (the “Registration Statement”) of Brighthouse Funds Trust I (the “Registrant”), filed with the Commission on November 22, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below, and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Registration Statement.

Q&A Section

1.	Comment: Under the question, “Are there costs or tax consequences of the Reorganization?,” please disclose any tax consequences associated with portfolio repositioning.

Response: The Registrant has revised the disclosure under the question, “Are there costs or tax consequences of the Reorganization?,” as follows:

The subadviser for the Buying Portfolio has agreed to bear the costs of the Reorganization other than transaction costs (e.g., brokerage commissions, taxes and fees) associated with portfolio repositioning. There are not expected to be any costs or tax consequences associated with repositioning portfolio assets of the Selling Portfolio in connection with the Reorganization.

2.

Comment: Under the question, “Will there be any changes to my fees and expenses as a result of the Reorganization?,” please disclose whether the total annual portfolio operating expenses and net operating expenses will also be the same or lower for the Buying Portfolio following the proposed reorganization.

Response: The Registrant notes that the Proxy Statement/Prospectus (“Prospectus”) will be mailed only to shareholders of the Selling Portfolio and believes that it would be confusing to shareholders of the Selling Portfolio to discuss the expected effect of the Reorganization on the expenses borne by shareholders of the Buying Portfolio. The Registrant therefore respectfully declines to make the requested change.

Prospectus

3.	Comment: Please disclose on page vii of the Prospectus that as a result of proportionate voting, a small number of Contract Owners could determine the outcome of a shareholder vote.

Response: The Registrant has revised the disclosure on page vii as follows:

The Participating Insurance Company that issued your Contract sponsors a separate account that funds your Contract. This separate account, along with any other separate accounts sponsored by a Participating Insurance Company, is the shareholder of your Selling Portfolio. The separate account is composed of sub-accounts. Because you allocated Contract values to a sub-account that invests in your Selling Portfolio, you are entitled to instruct the Participating Insurance Company how to vote the shares of the Selling Portfolio attributable to your Contract. The Participating Insurance Companies will vote the shares of the Selling Portfolio at the Meeting in accordance with timely voting instructions received from Contract Owners. This practice means that a small number of Contract Owners may determine the outcome of the vote, and limits the Participating Insurance Companies’ influence over the outcome of the vote.

4.	Comment: Under “Where to Get More Information” on page viii of the Prospectus, please hyperlink to the Reorganization SAI if that is being incorporated by reference into the Prospectus.

Response: The requested change has been made.

5.

Comment: Under “Fees and Expenses of the Reorganization” in Section A, please consider more prominently disclosing the following: “The tables and Examples below do not reflect the fees, expenses or withdrawal charges imposed by your Contract. If Contract expenses were reflected, the fees and expenses in the tables and Examples would be higher.”

Response: The Registrant has emphasized this disclosure by using boldface font.

6.

Comment: With respect to the information in the fee tables under “Fees and Expenses of the Reorganization” in Section A, please supplementally confirm that the most recent fees and expenses available are being reflected and explain why average net assets as of December 31, 2023, rather than average net assets as of a more recent date, are being used.

Response: The Registrant confirms that the information in the fee tables is based on the Portfolio’s most recent fiscal year ended December 31, 2023 and is accurate as of that date. The Registrant respectfully notes that Item 3 of Form N-14 requires that the fee tables be presented using the format prescribed in Item 3 of Form N-1A. Instruction 3(d)(i) to Item 3 of Form N-1A requires the percentages in the fee table to be based on amounts incurred during a fund’s most recent fiscal year. Accordingly, BIA does not believe that any updates or revisions are necessary at this time.

7.

Comment: Under “Current and Pro Forma Expenses” in Section A, please confirm whether acquired fund fees and expenses should be disclosed in the pro forma fee table, and if so, revise the pro forma fee table to disclose such acquired fund fees and expenses.

Response: The Registrant has reviewed the pro forma fee table and does not believe acquired fund fees and expenses should be disclosed in the table. While both the Buying Portfolio and Selling Portfolio may invest in ETFs and other investment companies, the pro forma acquired fund fees and expenses do not exceed one basis point, and therefore acquired fund fees and expenses are reflected in the “Other Expenses” subcaption in the pro forma fee table, as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

8.

Comment: The Staff notes that the “Average Annual Total Returns Table” for the Buying Portfolio under “Comparison of Performance” in Section A does not include the Fund’s performance for the 5- and 10-year periods ended December 31, 2023. Please conform this table to the requirements of Item 4 of Form N-1A or otherwise explain why this presentation is appropriate.

Response: The Registrant notes that Item 4(b)(2)(iii) of Form N-1A requires a fund to show average annual total returns for the 1-, 5-, and 10-calendar year periods ending on the date of the most recently completed calendar year or the life of the fund, if shorter. The Buying Portfolio commenced operations on April 29, 2019 and therefore the year ended December 31, 2020 reflects its first full calendar year of performance history. As of the most recently completed calendar year, December 31, 2023, the Portfolio only has four calendar years of returns available. Accordingly, BIA does not believe that any updates or revisions are necessary at this time.

Accounting Comment

9.

Comment: Please remove the disclosure under “Current and Pro Forma Capitalization of the Selling Portfolio and the Buying Portfolio” in Section C that states “Pro forma figures reflect the effect of estimated Reorganization costs”, as the Prospectus indicates that the costs of the proposed reorganization will be borne by the subadviser of the Buying Portfolio, rather than the Portfolios.

Response: The requested change has been made.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (980) 949-4641.

Very truly yours,

/s/ Thomas Watterson
Thomas Watterson Secretary Brighthouse Funds Trust I

cc:
Brian D. McCabe, Esq. Jeremy C. Smith, Esq. Renee E. Laws, Esq.